INDEPENDENT AUDITORS CONSENT


We consent to the use of our report included herein and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the prospectus.


Our report dated November 7, 1996, except as to notes 7, 11 and 13, which are as of March 10, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Providence, Rhode Island                                  KPMG PEAT MARWICK LLP
April 10, 1997